EXHIBIT 11.1

COMPUTATION OF EARNINGS PER SHARE
(unaudited)

	Three Months Ended July 31,		Nine Months Ended July 31,
	2007 (Restated)	2008	2007 (Restated)	2008
Numerator:
Net (loss)	$(672,858)	$(941,686)	$(2,046,541)	$(1,607,842)

Denominator:
Denominator for basic earnings per share- weighted-average shares	14,293,560	14,595,649	14,277,024	14,426,565
Effect of dilutive securities:
Employee stock options	-	-	-	-
Restricted stock	-	-	-	-
Warrants	-	-	-	-

Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	14,293,560	14,595,649	14,277,024	14,426,565

Basic and diluted (loss) per share:

Basic and diluted (loss) per share	$(0.05)	$(0.06)	$(0.14)	$(0.11)